Press Release

FOR IMMEDIATE RELEASE
For additional information:
Rohini Pragasam 212-250-4516, Media
Jonathan Diorio 212-454-2208, Investors
Julian Reid 44-20-7233-1333, Chairman of the Board

THE KOREA FUND, INC. ANNOUNCES FINAL RESULTS OF
TENDER OFFER
          NEW YORK, NY, February 23, 2006 — The Korea Fund, Inc. (NYSE: KF) announced today that, in accordance with its tender offer for up to 2,996,371 of its issued and outstanding shares of common stock, which expired on February 16, 2006, the Fund has accepted, after adjusting for fractional shares in accordance with the terms of the offer, 2,996,370.371 shares for payment at a price of $38.142 per share, which is equal to 98% of the net asset value per share determined as of the close of the New York Stock Exchange on February 17, 2004. These shares represent approximately 10% of the Fund’s outstanding shares.
          Approximately 5,388,549 shares were properly tendered and not withdrawn by February 16, the final date for withdrawals. In accordance with the terms of the tender offer, the Fund is purchasing shares on a pro rata basis from all tendering shareholders, other than stockholders holding 99 or less shares who tendered all their shares and from whom the Fund is accepting all shares properly tendered (aggregating approximately 74,845 shares). Accordingly, on a pro rata basis, 54.98107% of shares for each stockholder who properly tendered 100 or more shares has been accepted for payment.
          The Korea Fund, Inc. is a non-diversified, closed-end investment company. The Fund seeks long-term capital appreciation through investing primarily in equity securities trading on the Korean stock exchanges. Its shares are listed on the New York Stock Exchange under the symbol “KF”.
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There can be no assurance that any action proposed or adopted by the Board will reduce or eliminate the discount at which the Fund’s shares trade. Investments in funds involve risks. Additional risks are associated with international investing, such as government regulations and differences in liquidity, which may increase the volatility of your investment.
Investments in funds involve risks. Additional risks are associated with international investing, such as government regulations and differences in liquidity which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the US market.

Additionally, this fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in that region and potentially subjecting the fund’s shares to greater price volatility.
Closed-end funds, unlike open-end funds, are not continuously offered. There is a one time public offering and once issued, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, the fund cannot predict whether its shares will trade at, below or above net asset value.
This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.
Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.

NOT FDIC/ NCUA INSURED                MAY LOSE VALUE               NO BANK GUARANTEE
NOT A DEPOSIT               NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

Scudder Investments is part of Deutsche Asset Management which is the marketing name in the US for the asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Asset Management Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Investment Management Americas Inc. and Scudder Trust Company. [02/06 39993]

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